UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934

DIONEX CORPORATION
(Name of Subject Company)

DIONEX CORPORATION
(Name of Person Filing Statement)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

254546104
(CUSIP Number of Class of Securities)

Dr. Frank Witney
President and Chief Executive Officer
Diamond Corporation
1228 Titan Way
Sunnyvale, California 94085
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Jodie M. Bourdet
Jennifer Fonner DiNucci
Cooley LLP
101 California Street, Fifth Floor
San Francisco, CA 94111
(415) 693-2054
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

SPLASH FLASH — TRANSACTION STATUS
Special Edition: From The Desk of Frank Witney
Dear Global Dionex Team,
Many of you have asked me for an update on the status of the pending transaction with Thermo Fisher. I will review here our progress on the key initiatives surrounding the merger. Before we get to that, I first want to thank each and every member of our global team for the extraordinary performance during this process. In addition to running our business and all the associated goals and initiatives, many of you are involved in integration planning activities or, at the very least, have the pending transaction on your mind. As you will see below, our business continues to perform well and we are on track with the vast majority of our key initiatives. We are adding great new members to the Dionex team. On top of all that — which is, of course, a full time job (or more) for everyone — the integration planning with Thermo is also going quite well.
Transaction Status and Timing for the Close
As publicly stated recently by Marc Casper, the Thermo Fisher President/CEO, the merger is on track and scheduled to close in the Dionex fiscal Q4 (calendar Q2). It is not possible at this time to give you a precise date as we are working our way through the normal regulatory process. The notice period under the US Hart Scott Rodino Antitrust Improvements Act of 1976 expired on January 6, 2011. We are still continuing the antitrust approval process in Europe. Both Thermo Fisher and Dionex are working extremely hard on the regulatory process and expect that the transaction will be completed in the time frame mentioned above.
You may, from time to time, see articles on the Yahoo finance page describing actions such as extensions of the time in which shareholders have to tender their shares of Dionex stock to Thermo or other matters. These types of actions are typical for, and required by the securities law applicable to, this type of public tender offer transaction.
Transaction and Integration Activities
The theme for this merger is growth. Our highly successful chromatography businesses, our wide-spread geographic presence — particularly in Asia — and our long-standing strong position in the applied markets such as environmental and industrial are perfect complements to Thermo Fisher’s Analytical Technologies business. In addition, Chromeleon, our world-class Chromatography Date Systems Software, fits nicely in many ways with Thermo, including matching well with its GC and LIMS assets. Thermo is well known for its mass spectrometry products and our UHPLC+, nano HPLC, IC and Sample Prep product lines, columns and consumables all perfectly align with these important products. Finally, other key initiatives we have been working hard on such as our BioSeparations business, strengthening our Global Service and Customer Relation Management infrastructure and Key Account Management program all will be of great benefit to the combined companies and will fuel growth in the future.

Eric Gerber is doing a terrific job as our company-wide Integration Manager. There are far too many others to thank individually for their efforts on regulatory matters and/or service on the various Integration Planning Teams. The various integration planning teams are making good progress towards being ready for operations on the day after the transaction closes, as well as doing longer range planning. I am very proud of the way all of you are working to create positive solutions for the future.
Integrations are never easy and always bring personal uncertainty. Questions routinely come up about compensation, benefits, titles, managers and supervisors and the Thermo Fisher culture. Rest assured that we are working extremely hard on arriving at good solutions on these and many other topics. Communications, meetings, intranet resources and other means are all being worked on so that you will be well-informed on all critical matters as quickly as possible. I have been connecting with as many of you as possible to get your views on the merger and I am constantly impressed with the positive attitude and professionalism that the global Dionex team is demonstrating on an on-going basis. I truly appreciate all of your contributions.
Let me once again remind you of one principle guiding our activities during this period between announcement of the transaction last December and the close when we become part of Thermo: we must continue to operate as separate companies and if you have any concerns or doubts about a task you are working on please check with your senior leaders, Gina Christopher or myself, for guidance.
We are committed after the closing to communicate the status of the transaction to the extent we have answers to the many questions that come up. Shortly after many of us return from PITTCON, we will hold a series of Town Hall meetings in order to answer your questions. Please be on the lookout for the announcements of these meetings.
Many of you are aware of our strong performance in fiscal FY’11 Q2, which ended in December of 2010. We exhibited double digit growth in sales and EPS and continued to move forward on our key initiatives such as Cap-IC, Fast IC, UHPLC+, Global Service and Sales initiatives, and our global ERP roll-out.
In summary: the transaction is proceeding well and, in my view, its strategic rationale has become is even clearer over the course of our integration planning activities. We are confident that the future for Dionex products is very bright and that exciting opportunities will be created for our global team.